UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrants name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Vitacura 2670, 23rd floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated January 29, 2009.

FOR IMMEDIATE RELEASE

For more information contact:

Rosita Covarrubias / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

>www.ccu-sa.com< P>CCU S.A. REPORTS CONSOLIDATED FOURTH QUARTER 2008

AND FULL YEAR RESULTS

FOURTH QUARTER

Revenues Up 23.5%, Operating Income Increased 4.5%, EBITDA Up 9.7%, Net Income Decreased 38.3% to US$0.58 per ADR

FULL YEAR

Revenues Up 14.3%, Operating Income Increased 9.7%, EBITDA[2] Up 10.5%, Net Income Decreased 4.2% to US$2.04 per ADR

(Santiago, Chile, January 29, 2009) -- CCU (NYSE: CCU) announced today its consolidated financial results, stated in Chilean GAAP for the fourth quarter and full year ended December 31, 2008. All US dollar figures are based on the exchange rate effective December 31, 2008 (US$1.00 = Ch$636.45).
COMMENTS FROM THE CEO

We are satisfied with the 2008 fourth quarter results. Consolidated volumes increased by 8.4%, breaking down as follows: 2.1 points represent the organic growth, 5.4 points the acquisition of ICSA in Argentina and 0.9 points the consolidation of Vina Tarapacas (VT) volumes, recently merged with Vina San Pedro (VSP). The quarters growth in volumes in addition to higher average prices, especially in beer Argentina and wines, resulted in 23.5% increase in revenues. The operating income and EBITDA increased 4.5% and 9.7%, respectively (3.1% and 7.2%, respectively before consolidating VT). The companys bottom line showed a 38.3% decrease during the quarter mainly due to the absence this year of a nonrecurring gain obtained in 2007, related with the association with Nestle in the water business.

The Chilean beer business operating income and EBITDA decreased by 8.6% and 5.3%, respectively, mainly due to higher raw materials cost in US dollar and the effect of the Chilean peso devaluation against the US dollar of 27.1%. Revenues grew by 3.1% during the quarter, mostly explained by 2.7% higher sales volumes and 0.1% higher real average prices. Sales had a good performance after the 6% price increase implemented last October for the mainstream products. The premium brands stood out during the quarter, increasing its volumes double digits in spite of a 9.3% price increase last August. In December we introduced a new nonalcoholic beer in the market CER0,0 de Cristal, which maintains the beer flavor and properties, but contains no alcohol. Nonalcoholic beer development responds to new consumers needs.

The Argentine beer business operating results and EBITDA in Chilean pesos increased by 116.1% and 120.8%. They are distorted due to inflation and exchange rate variations during the quarter. In US dollar terms, operating income and EBITDA increased by 56.8% and 44.3%, respectively, due to higher revenues of 57.5%, partially offset by higher costs and expenses. Higher revenues are explained by 36.6% higher sales volumes - due to a warmer season and the acquisition of ICSA brands- as well as 12.3% higher prices in dollar terms. Higher prices result from a higher share of premium products and one-way packaging in our mix, as well as a nominal price increase to partially offset the rising cost environment. The new brands explained 26.2% of the growth in volumes. Organic growth in the quarter was 10.4% year over year without considering those brands.

During the quarter, the operating income and EBITDA of the non-alcoholic beverages segment decreased by 16.5% and 12.4%, respectively, mainly due to lower volumes, higher packaging costs in US dollar and the devaluation of the Chilean peso. The segment showed a drop of 1.6% in volumes with higher prices in real terms of 0.1%.

In the wine business, the merge between VSP and VT was accomplished on December 9, and for reporting purposes, the authorities requested VSP to consolidate the last quarter of VTs operation in the results of the new entity, Vina San Pedro Tarapaca S.A. (VSPT). The broader brand portfolio improves the mix with better average domestic and export prices. The merge will also bring synergies through rationalization of industrial operations, supply chain optimization and economies of scale in back office and sales operations.

The wine business before and after consolidating the VT fourth quarter results showed a good performance. Operating results and EBITDA increased by 110.7% and 73.2%, respectively (62.1% and 23.7%, respectively before VT). The average real price in Chilean pesos was 37.3% higher in the quarter (23.7% before VT) - positively affected by a depreciation of the Chilean peso- resulting in an increase of revenues of 50.6% (13.6% before VT).

The spirits segment contributed with a higher operational result and EBITDA of 44.0% and 43.1%, respectively, as a consequence of lower real costs per Hl and marketing expenses coherent with a long-term marketing rate. Compañía Pisquera de Chile (CPCh) continued placing focus on the premium pisco segment and cream-based cocktails, introducing Campanario Melon and Campanario Melon Tuna Colada in December 2008. For the first time the company exported to USA a pisco-based cocktail, "Carillon Mango".

We are satisfied with the quarter results notwithstanding they were adversely affected by higher raw material and packaging costs in US dollar and a nominal average devaluation of the Chilean peso of 27.1% against the dollar during the last quarter versus the same period a year ago.
CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q4'08 Total revenues increased 23.5% to Ch$254,539 million (US$399.9 million), as a result of higher consolidated volumes and higher average prices. Consolidated volumes growth is mainly explained by increases of 36.6% in beer Argentina, 2.7% in beer Chile, 33.3% in Chilean exports wine, 8.5% in nectars, 8.4% in Argentine wine and 0.4% in the Chilean domestic wine segments, partially offset by lower sales volumes of 2.4% in the soft drinks segment, 4.3% in mineral waters, and 7.2% in spirits. The increase in average prices is explained by higher prices in all business segments with the exception of nectars and mineral water businesses.

2008 Accumulated revenues increased 14.3% amounting to Ch$781,789 million (US$1,228.4 million).

Revenues by segment
	Q4 (US$ million)
	2007		2008		% Chg.
Beer - Chile	136.3	42.1%	140.5	35.1%	3.1%
Beer - Argentina	38.8	12.0%	96.0	24.0%	147.2%
Non-Alcoholics	91.2	28.2%	90.3	22.6%	-1.0%
Wine	34.0	10.5%	51.1	12.8%	50.6%
Spirits	18.6	5.7%	17.0	4.2%	-8.6%
Others	4.8	1.5%	5.1	1.3%	5.0%
TOTAL	323.7	100.0%	399.9	100.0%	23.5%

	Full Year (US$ million)
	2007		2008		% Chg.
Beer - Chile	425.0	39.5%	447.1	36.4%	5.2%
Beer - Argentina	118.5	11.0%	225.4	18.3%	90.1%
Non-Alcoholics	295.9	27.5%	312.8	25.5%	5.7%
Wine	148.9	13.8%	156.4	12.7%	5.1%
Spirits	68.2	6.3%	65.8	5.4%	-3.4%
Others	18.5	1.7%	20.8	1.7%	12.1%
TOTAL	1,075.0	100.0%	1,228.4	100.0%	14.3%

GROSS PROFIT

Q4'08 Increased 18.9% to Ch$135,966 million (US$213.6 million) as a result of 23.5% higher revenues, partially offset by 29.4% higher cost of goods sold, which amounted to Ch$118,573 million (US$186.3 million). The increase in cost of goods sold is mainly explained by higher costs in all business segments with the exception of spirits, due to higher direct raw material and packaging cost in US dollar combined with a nominal average devaluation of the Chilean peso of 27.1% against the dollar during the last quarter versus the same period a year ago, in addition to higher salaries and depreciation, mainly related with the consolidation of new businesses and the conversion effect of Argentine costs in US dollars to Chilean GAAP. The gross profit margin, as a percentage of sales, decreased from 55.5% in Q4'07 to 53.4% in Q4'08.

2008 Increased 13.6%, amounting to Ch$412,050 million (US$647.4 million). The consolidated gross margin decreased 0.3 percentage points to 52.7%.

OPERATING RESULTS

Q4'08 Increased 4.5%, amounting to Ch$41,146 million (US$64.6 million) in Q4'08, mainly due to 18.9% higher gross profit, partially offset by 26.4% higher selling, general and administrative (SG&A) expenses. SG&A expenses reached Ch$94,820 million (US$149.0 million) in Q4'08, 26.4% higher than Q4'07, mainly due to the conversion effect of Argentine expenses in US dollars to Chilean GAAP, as well as a nonrecurring distribution expense in the wine business. SG&A expenses as a percentage of sales increased from 36.4% in Q4'07 to 37.3% this quarter. The consolidated operating margin for the period decreased from 19.1% to 16.2% in Q4'08.

2008 Increased 9.7%, amounting to Ch$121,066 million (US$190.2 million). The consolidated operating margin decreased 0.7 percentage points to 15.5%.

Operating Income and Operating Margin by Segment
	Q4
	Operating Income (US$ million)			Operating Margin
	2007	2008	% Chg	2007	2008
Beer - Chile	42.2	38.6	-8.6%	30.9%	27.4%
Beer - Argentina	4.2	9.1	116.1%	10.8%	9.5%
Non-Alcoholics	11.3	9.4	-16.5%	12.4%	10.4%
Wine	1.7	3.6	110.7%	5.0%	7.0%
Spirits	1.4	2.0	44.0%	7.4%	11.7%
Others	1.1	2.0	79.9%	23.4%	40.0%
TOTAL	61.9	64.6	4.5%	19.1%	16.2%

	Full Year
	Operating Income (US$ million)			Operating Margin
	2007	2008	%Chg	2007	2008
Beer - Chile	118.9	116.0	-2.4%	28.0%	25.9%
Beer - Argentina	6.9	15.8	128.6%	5.8%	7.0%
Non-Alcoholics	28.9	34.4	18.9%	9.8%	11.0%
Wine	9.7	11.0	12.7%	6.5%	7.0%
Spirits	5.3	9.2	73.6%	7.8%	14.0%
Others	3.7	3.9	3.8%	20.2%	18.7%
TOTAL	173.5	190.2	9.7%	16.1%	15.5%

EBITDA

Q4'08 Increased 9.7% to Ch$57,003 million (US$89.6 million) compared to Q4'07, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 2.8 percentage points lower than in Q4'07 at 22.4%, due to lower margins in almost all business segments, partially compensated by higher margins in the spirits and wine businesses.

2008 Increased 10.5%, to Ch$176,648 million (US$277.6 million). The EBITDA margin decreased 0.8 percentage points to 22.6%.

 668:

EBITDA by segment
	Q4
	EBITDA (US$ million)			EBITDA margin
	2007	2008	% Chg	2007	2008
Beer - Chile	51.1	48.4	-5.3%	37.5%	34.5%
Beer - Argentina	6.4	14.1	120.8%	16.4%	14.7%
Non-Alcoholics	15.6	13.7	-12.4%	17.1%	15.2%
Wine	4.3	7.4	73.2%	12.6%	14.5%
Spirits	2.2	3.1	43.1%	11.7%	18.3%
Others	2.0	2.8	40.5%	41.4%	55.4%
TOTAL	81.6	89.6	9.7%	25.2%	22.4%

	Full Year
	EBITDA (US$ million)			EBITDA margin
	2007	2008	% Chg	2007	2008
Beer - Chile	153.1	153.0	-0.1%	36.0%	34.2%
Beer - Argentina	16.7	29.8	78.1%	14.1%	13.2%
Non-Alcoholics	46.3	52.7	13.8%	15.7%	16.8%
Wine	20.0	22.1	10.0%	13.5%	14.1%
Spirits	8.2	12.9	57.4%	12.0%	19.6%
Others	6.8	7.1	3.9%	36.8%	34.1%
TOTAL	251.3	277.6	10.5%	23.4%	22.6%

NON-OPERATING RESULTS

Q4'08 Decreased Ch$16,785 million (US$26.4 million) compared to the same quarter last year, from a gain of Ch$7,919 million (US$12.4 million) to a loss of Ch$8,866 million (US$13.9 million). The decrease in non-operating results is mainly explained by:

    Other non-operating income, net of other non-operating expenses, which declined Ch$15,669 million (US$24.6 million) this quarter, mainly due to the absent this year of a non-recurring gain obtained from the association with Nestlé in the water business in December 2007.

    Currency exchange result, which decreased Ch$2,723 million (US$4.3 million), mainly due to higher losses in our wine operation due to the Chilean peso depreciation.

    Financial expenses, net of financial income, which increased Ch$1,215 million (US$1.9 million) in Q4'08, mainly due to higher debt for financing the acquisitions and higher interest rate in Argentina.

This decrease was partially offset by:

    Price level restatement, which increased Ch$1,482 million (US$2.3 million), due to an inflation rate of 1.8% during Q4'08 compared to an inflation rate of 2.2% during Q4'07.

    Equity in net income of related companies, which increased Ch$1,785 million (US$2.8 million), mainly due to better results in Foods Compañía de Alimentos CCU S.A. and Viña Valles de Chile S.A.

2008 Decreased Ch$17,565 million (US$27.6 million) versus a year ago.

NET INCOME

Q4'08 Decreased 38.3%, or Ch$14,608 million (US$23.0 million), mainly due to lower non-operating result, partially offset by higher operating result and lower minority interest.

2008 Decreased 4.2%, or Ch$3,617 million (US$5.7 million), mainly due to lower non-operating result and higher minority interest, partially offset by higher operating result and lower income taxes.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and the confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The results associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product.

(** Note: the comments below regarding volumes and pricing refer to Q4'08.)

BEER CHILE

Revenues increased 3.1% to Ch$89,409 million (US$140.5 million), mainly as a result of 2.7% higher sales volumes and 0.1% higher real average prices.

Operating Income decreased 8.6% to Ch$24,539 million (US$38.6 million), mainly as a result of higher cost of goods sold, the effect of which was partially offset by higher revenues. Cost of goods sold increased 15.4% to Ch$37,243 million (US$58.5 million), mainly due to higher raw material costs, which increased 20.7% per Hl, as well as higher depreciation. As a percentage of sales, cost of goods sold increased from 37.2% in Q4'07 to 41.7% in Q4'08. SG&A expenses remained flat amounting to Ch$27,628 million (US$43.4 million). As a percentage of sales, SG&A expenses decreased from 31.8% in Q4'07 to 30.9% in Q4'08, mainly due to a lower marketing rate. The operating margin decreased from 30.9% in Q4'07 to 27.4% this quarter.

EBITDA decreased 5.3% to Ch$30,830 million (US$48.4 million), while the EBITDA margin was 34.5% of sales, 3.0 percentage points lower than in Q4'07.

Comments During the quarter, the total beer volume grew by 2.7% in comparison to Q4'07, with the premium segment outperforming the total market. Heineken and Royal Guard were the fastest growing brands. The year 2008 showed a record in sales for Beer Chile, with a volume of 5.2 million hectoliters. The segment has been affected by higher raw material and energy costs. In December we introduced a new nonalcoholic beer in the market, CER0,0 de Cristal, which maintains the beer flavor and properties, but contains no alcohol. Nonalcoholic beer development responds to new needs of consumers.

BEER ARGENTINA

Revenues measured in Chilean pesos increased 147.2% to Ch$61,083 million (US$96.0 million), due to 36.6% and 78.6% higher sales volumes and average prices, respectively. The results of this business segment in Chilean pesos are distorted due to inflation and exchange rate variations during the quarter. In dollar terms, revenues grew 54.7% and prices 12.3%, due to a higher share of premium products and one-way packaging in our mix and a nominal price increase to partially offset the rising cost environment.

Operating Income measured in Chilean pesos increased 116.1% from of Ch$2,674 million (US$4.2 million) in Q4'07 to Ch$ 5,777 million (US$9.1 million) in Q4'08. In dollar terms operating income increased 56.8%, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold in dollar terms increased 49.3%, mainly due to higher direct costs, additional costs associated with the production at the Luján brewery and higher costs related with higher volumes. As a percentage of sales, cost of goods sold decreased from 47.3% to 45.7%. SG&A expenses in dollar terms increased 66.3%, mainly due to higher marketing, freight and distribution expenses. As a percentage of sales, SG&A expenses increased from 43.5% to 46.0%. As a consequence, the operating margin increased from 10.6% in Q4'07 to 10.8% in Q4'08.

EBITDA measured in Chilean pesos, increased 120.8% from Ch$4,056 million in Q4'07 to Ch$8,957 million this quarter. EBITDA in dollar terms increased 44.3%, while the EBITDA margin was 16.6%, compared with 17.8% in Q4'07.

Comments National brands continued with their positive performance during the quarter growing double digits. Last April 2, the acquisition of ICSA was completed, following the approval of the regulatory authorities. Higher volumes and revenues are partially explained by the acquisition of ICSA. Not considering ICSA, volumes increased 10.4%. The distribution of Palermo, Bieckert and Imperial brands has facilitated the growth of national brands in new territories.

NON-ALCOHOLIC BEVERAGES

Revenues decreased 1.0% to Ch$57,467 million (US$90.3 million), mainly due to 1.6% lower average volumes, as a result of a slight decrease in market share related with a more aggressive competition, partially offset by 0.1% higher average prices in the segment.

Operating Income decreased 16.5% to Ch$5,997 million (US$9.4 million) this quarter, as a result of higher cost of goods sold and lower revenues, partially offset by lower SG&A expenses. Cost of goods sold increased 7.9% to Ch$27,857 million (US$43.8 million) during Q4'08, mainly due to higher direct costs, which increased 11% per Hl in real terms. As a percentage of sales, cost of goods sold increased from 44.5% to 48.5% this quarter. SG&A expenses decreased 5.8% to Ch$23,613 million (US$37.1 million), mainly due to lower salaries and marketing expenses, partially offset by higher distribution expenses. As a percentage of sales, SG&A expenses decreased from 43.2% to 41.1%. As a consequence, the operating margin decreased to 10.4%, 1.9 percentage points lower than in Q4'07.

EBITDA decreased 12.4% to Ch$8,717 million (US$13.7 million), while the EBITDA margin was 15.2% of sales, 2.0 percentage points lower than in Q4'07.

Comments During the quarter, volumes declined 1.6% on average: soft drinks decreased 2.4% and mineral waters 4.3%, both due to a more aggressive competition, which were partially offset by better volumes in nectars, functional products and tea. During the quarter a new PRB (plastic returnable bottle) package of 1.25 liters was launched for soft drinks. Also, during November, prices were increased 3.6% in average.
WINE

Revenues increased 50.6% (13.6% before VT), amounting to Ch$32,540 million (US$51.1 million), due to 14.1% and 37.3% higher volumes and average prices in the category, respectively.

Operating Income improved 110.7% (62.1% before VT), from Ch$1,080 million (US$1.7 million) to Ch$2,277 million (US$3.6 million) in Q4'08, mainly due to higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 36.4% from Ch$13,437 million (US$21.1 million) in Q4'07 to Ch$18,329 million (US$28.8 million) this quarter, mainly due to the consolidation with VT and higher direct costs related to the 2008 harvest. As a percentage of sales, cost of goods sold decreased from 62.2% in Q4'07 to 56.3% in Q4'08. SG&A expenses increased 68.3% to Ch$11,934 million (US$18.8 million), mainly due to VT consolidation plus higher marketing expenses and a non-recurring distribution expense. As a percentage of sales, SG&A expenses increased from 32.8% to 36.7%. Accordingly, the operating margin improved 2.0 percentage points from 5.0% in Q4'07 to 7.0% in Q4'08.

EBITDA improved 73.2% (23.7% before VT) from Ch$2,730 million (US$4.3 million) in Q4'07 to Ch$4,728 million (US$7.4 million) in Q4'08, while the EBITDA margin increased 1.9 percentage points from 12.6% to 14.5%.

Comments On December 3rd, the extraordinarys shareholders' meetings of VSP and VT approved the merger of both companies. The merged company was named Vina San Pedro Tarapaca S.A. (VSPT), and started operating on December 9th. The new group solidifies the position as the second largest Chilean wine exporter and the third winery in the domestic market, with 22.5% total market share, being the leader of the Fine Wine segment; in the Chilean market. Since the last quarter results are strongly affected by the consolidation of the VT operation, it is important to comment that operating income of VSP, in a standalone basis, improved by 62.1%, mainly due to higher revenues, partially offset by higher cost of goods sold and SG&A expenses; and EBITDA improved by 23.7%, while the EBITDA margin improved 1.1 percentage points from 12.6% to 13.8%.

SPIRITS

Revenues decreased 8.6% to Ch$10,805 million (US$17.0 million), mainly due to 7.2% lower volumes, partially offset by 1.6% higher average real prices.

Operating Income increased 44.0%, from Ch$876 million (US$1.4 million) to Ch$1,261 million (US$2.0 million) in Q4'08, mainly due to lower cost of goods sold and SG&A expenses, partially offset by lower revenues. Cost of goods sold decreased 14.3% to Ch$5,652 million (US$8.9 million), mainly due to lower raw material costs. As a percentage of sales, cost of goods sold decreased from 55.8% to 52.3%. SG&A expenses decreased 10.5% to Ch$3,893 million (US$6.1 million) mainly due to lower marketing expenses. SG&A expenses, as a percentage of sales, decreased from 36.8% to 36.0%. Accordingly, the operating margin increased from 7.4% in Q4'07 to 11.7% in Q4'08.

EBITDA increased 43.1% from Ch$1,381 million (US$2.2 million) in Q4'07 to Ch$1,976 million (US$3.1 million) this quarter, while the EBITDA margin increased 6.6 percentage points from 11.7% in Q4'07 to 18.3% this quarter.

Comments Profitability of this segment continues improving as a consequence of "CPCh" focus on premium pisco products and cocktails. Volumes and profitability have been positively affected by cocktails products such as the recently launched Campanario Melón Tuna, Campanario Melón Calameño, as well as Campanario Chirimoya Colada. Also, margins have increased as a result of mix changes in order to increase share in liquor stores, as well as lower direct costs for pisco. For the first time the company exported to USA a pisco-based cocktail, "Carillon Mango".

(Five exhibits to follow)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: January 29, 2009